UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      :
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ENTERGY GULF STATES, INC.                                        : CERTIFICATE PURSUANT TO
                                                                                              :  RULE 24
File No. 70-10158                                                                 :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of an Underwriting Agreement (the "Underwriting Agreement") dated October 22, 2004, between the Company and BNP Paribas Securities Corp. and Lehman Brothers Inc., as representatives of the several underwriters listed therein (the "Underwriters"), the Company issued and sold on October 29, 2004, by negotiated public offering, to the Underwriters $200,000,000 principal amount of its First Mortgage Bonds, 4 7/8% Series due November 1, 2011 (the "Bonds"), issued pursuant to the Sixty-seventh Supplemental Indenture (the "Sixty-seventh Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale are to be used, together with other available corporate funds, to redeem prior to maturity all or a portion of $200,000,000 in outstanding principal amount of the First Mortgage Bonds, 5.2% Series due December 3, 2007 of the Company, at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the redemption date.

Attached hereto are:

Exhibit A-3(i) - Conformed copy of the Sixty-seventh Supplemental Indenture.

Exhibit A-4(i) - Conformed copy of the Bonds.

Exhibit B(i) - Conformed copy of the Underwriting Agreement.

Exhibit C(i) - Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-109923 and incorporated herein by reference).

Exhibit F(i) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 4th day of November, 2004.

ENTERGY GULF STATES, INC.
By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer